Exhibit 3

COMMERCIAL NET LEASE REALTY, INC.

ARTICLES SUPPLEMENTARY

CLASSIFYING AND DESIGNATING 10,000 PREFERRED SHARES AS
6.70% SERIES B CUMULATIVE CONVERTIBLE
PERPETUAL PREFERRED STOCK

     Commercial Net Lease Realty, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

     FIRST: Under a power contained in Article VI, Section 2.B of the Corporation’s First Amended and Restated Articles of Incorporation, as amended to date (the “Articles”), the Board of Directors (the “Board”), by resolutions duly adopted on June 26, 2003 designated a special committee of the Board (the “Pricing Committee”) to fix the preferences conversion and other rights, voting powers, restrictions and limitations of such series of preferred shares; and, by resolutions duly adopted by the Pricing Committee, on August 7, 2003, the Pricing Committee classified and designated 10,000 shares of the Corporation’s preferred stock, $0.01 par value per share, as the 6.70% Series B Cumulative Convertible Perpetual Preferred Stock, and established the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such preferred shares as follows:

6.70% SERIES B CUMULATIVE CONVERTIBLE
PERPETUAL PREFERRED STOCK

     Section 1. Designation and Ranking.

     (a) Designation and Amount. A series of shares of preferred stock designated as “6.70% Series B Cumulative Convertible Perpetual Preferred Stock” is hereby established and the number of shares constituting the series so designated shall be 10,000 (the “Series B Preferred Shares”). The par value of the Series B Preferred Shares is $0.01 per share.

     (b) Ranking. In respect of rights to receive distributions and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Corporation, the Series B Preferred Shares shall rank pari passu with the 9% Series A Non-Voting Preferred Stock (the “Series A Preferred Shares”) and any other preferred shares of the Corporation designated as ranking on a parity with the Series B Preferred Shares, and will rank senior to the Common Stock (as defined in the Articles) and any other class or series of shares (whether or not preferred) of the Corporation ranking, as to distributions and upon liquidation, dissolution or winding up, junior to such preferred shares.

     Section 2. Distribution Rights.

     (a) General. In addition to any other distributions expressly provided for herein, the Corporation shall pay in cash, when, as and if authorized by the Board, out of funds legally available therefor as provided by the laws governing corporations in Maryland (the “Legally Available Funds”), distributions at the quarterly rate equal to the Applicable Distribution Rate

(as defined below) per issued and outstanding Series B Preferred Share, per calendar quarter. Such distributions shall be cumulative and payable (if declared) quarterly in arrears on each March 15, June 15, September 15 and December 15, with respect to the prior calendar quarter, commencing September 15, 2003 (except that if such date is not a Business Day (as defined below), then such distribution will be payable on the next succeeding Business Day and no additional dividends or other sums shall accrue on the amount so payable between the date scheduled for payment and the next succeeding Business Day) to the holders of record at the close of business on the date specified by the Board at the time such distribution is declared no more than forty-five (45) days prior to the date fixed for payment thereof; provided, however, that the Corporation shall have the right to declare and pay distributions at any time. The amount of any distribution payable for any quarter shorter than a full calendar quarter (including the distribution payable on September 15, 2003) shall be prorated and computed on the basis of a 360-day year of twelve 30-day months. Distributions shall begin to accrue and be cumulative (whether or not distributions on such shares are earned or declared or there shall be Legally Available Funds for the payment of such distributions) from the date of issuance of such Series B Preferred Shares.

     (b) Cumulative Distributions. Each of such distributions shall be fully cumulative, to the extent not previously paid, such that the Series B Preferred Shares on which distributions have not been paid in full on the dates set forth above shall accrue distributions at the rate of $41.875 per Series B Preferred Share per quarter. Distributions not paid in full on the dates set forth above shall accrue distributions at the rate of 6.70% per annum; no other interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series B Preferred Shares which may be in arrears. Any distribution payment with respect to the Series B Preferred Shares shall first be credited against any prior accrued and unpaid distribution. No distributions shall be authorized, set apart for or paid upon the Common Stock or any other equity securities of the Corporation ranking on a parity with or junior to the Series B Preferred Shares as to the payment of distributions unless all such cumulative distributions on the Series B Preferred Shares have been paid.

     (c) Ranking as to Distributions. In respect of rights to receive distributions, the Series B Preferred Shares shall rank pari passu with the Series A Preferred Shares and any other equity securities of the Corporation ranking on a parity with the Series B Preferred Shares as to distributions, and will rank senior to the Common Stock and any other class or series of shares of capital stock of the Corporation ranking junior to the Series B Preferred Shares as to distributions.

     (d) Applicable Distribution Rate. With respect to any Series B Preferred Share then issued and outstanding, the “Applicable Distribution Rate” per fiscal quarter shall be equal to $41.875. The Applicable Distribution Rate shall be pro rated and computed on the basis of a 360-day year of twelve 30-day months for any partial quarter.

     (e) Pro Rata Distribution. All distributions paid with respect to Series B Preferred Shares pursuant to this Section 2 shall be paid pro rata in respect of each Series B Preferred Share entitled thereto. In the event that the Legally Available Funds available for the payment of distributions shall be insufficient for the payment of the entire amount of distributions payable with respect to Series B Preferred Shares and any other equity securities of the Corporation that rank on a parity with the Series B Preferred Shares as to distributions on any date on which the Board has authorized the payment of a distribution or otherwise, the amount of any available surplus shall be allocated for the payment of distributions with respect to the Series B Preferred Shares and any other equity securities of the Corporation that rank on a parity with the Series B Preferred Shares as to distributions pro rata based upon the amount of accrued and unpaid distributions on such equity securities.

     (f) Business Day. For purposes hereof, the term “Business Day” shall mean any Monday, Tuesday, Wednesday, Thursday or Friday which is not (i) a day on which banking institutions in New York City are authorized or obligated by law or executive order to close, or (ii) any day on which the Corporation’s principal executive office is closed.

     (g) Limits. Holders of Series B Preferred Shares shall not be entitled to any distribution, whether payable in cash, property or shares, in excess of the full cumulative distributions on the Series B Preferred Shares (as used in these Articles Supplementary, such term being deemed to include distributions on accrued and unpaid distributions) as expressly described above, except for distributions provided for elsewhere in these Articles Supplementary.

     Section 3. Certain Restrictions.

     Unless the distributions (including accrued and unpaid distributions in arrears whether or not declared) described above in Section 2, which pursuant to their terms should have been paid, have been paid in full or declared and set apart for payment, the Corporation shall be prohibited from authorizing, setting aside for payment, paying or making any distributions on, or redeeming or purchasing or otherwise acquiring for consideration (other than consideration consisting of Common Stock or any other equity security ranking junior to the Series B Preferred Shares as to distributions and upon liquidation, dissolution or winding up) the Common Stock or any other equity securities of the Corporation ranking junior to or on a parity with the Series B Preferred Shares as to distributions and upon liquidation, dissolution or winding up.

     Section 4. Voting Rights.

     (a) General. Except as limited by law or as provided in this Section 4, the holders of the Series B Preferred Shares shall not be entitled to vote at any meeting of the shareholders for election of Directors or for any other purposes or otherwise to participate in any action taken by the Corporation or the shareholders thereof, or to receive notice of any meeting of shareholders.

     (b) Calculation of Votes. In any matter in which the Series B Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), each Series B Preferred Share shall be entitled to 100 votes per share.

     (c) Written Consent. Notwithstanding the foregoing, any action required or permitted to be taken by holders of Series B Preferred Shares at any meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent, in writing, setting forth the action so taken, shall be signed by the holders of a majority of the Series B

Preferred Shares (notwithstanding any provision of the Articles) and shall be executed and delivered to the Secretary of the Corporation for placement among the minutes of proceedings of the shareholders of the Corporation; provided, however, that any action required or permitted to be taken by holders of Series B Preferred Shares at any meeting of shareholders which would, with respect to the holders of the Series B Preferred Shares, amend adversely in any respect, or repeal, the distribution, conversion, voting, redemption or liquidation rights of the Series B Preferred Shares as set forth in these Articles Supplementary, may be taken without a meeting, without prior notice and without a vote, only if a consent, in writing, setting forth the action so taken, shall be signed by holders representing two-thirds of the outstanding Series B Preferred Shares and shall be executed and delivered to the Secretary of the Corporation for placement among the minutes of proceedings of the shareholders of the Corporation.

     (d) Restrictions. So long as The County Employees’ And Officers’ Annuity & Benefit Fund of Cook County beneficially owns at least fifty percent (50%) of the outstanding Series B Preferred Shares, without the consent of the holders of at least two-thirds of the Series B Preferred Shares at the time outstanding, given in person or by proxy, at a meeting called for that purpose at which the holders of the Series B Preferred Shares shall vote separately as a class, or by the consent (which shall be given by the holders of either a majority or two-thirds of the Series B Preferred Shares, as provided in Section 4(c) above) in writing of the holders of the Series B Preferred Shares (in addition to any other vote or consent of shareholders required by law or by the Articles), the Corporation may not: (i) effect or validate the amendment, alteration or repeal of any provision of these Articles Supplementary or the Articles whether by merger, consolidation or similar transaction, or consummate a merger or consolidation involving the Corporation (any such merger or consolidation, an “Event”), which would, with respect to the holders of the Series B Preferred Shares, amend adversely in any material respect, or repeal, the distribution, conversion, voting, redemption, liquidation or other rights as set forth in these Articles Supplementary (provided, however, with respect to any of the Events set forth above, the occurrence of any such Event shall not be deemed to materially adversely affect or repeal such distribution, conversion, voting, redemption, liquidation or other rights of the Series B Preferred Shares if (a) immediately after any such Event the Corporation is the surviving entity and there are outstanding no equity securities ranking, as to distribution rights or liquidation preference, senior to the Series B Preferred Shares other than the securities of the Corporation outstanding prior to such Event, or (b) immediately after any such Event the Corporation is not the surviving entity and as a result of the Event, the holders of the Series B Preferred Shares receive shares of equity securities with preferences, rights and privileges substantially similar to the preferences, rights and privileges of the Series B Preferred Shares and there are outstanding no shares of equity securities of the surviving entity ranking, as to distribution rights or liquidation preference, senior to the Series B Preferred Shares other than the securities issued in respect of the securities of the Corporation outstanding prior to such Event); or (ii) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking prior to the Series B Preferred Shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Shares shall have been redeemed or called for redemption and Legally Available Funds shall have been deposited in trust to effect such redemption. Notwithstanding the foregoing, holders of Series B Preferred Shares shall not be entitled to vote with respect to (A) any increase in the total number of authorized shares of Common Stock or preferred stock of the Corporation, or (B) any increase in the amount of the authorized Series B Preferred Shares or the creation or issuance of any other class or series of capital stock, or (C) any increase in the number of authorized Series B Preferred Shares or any other class or series of capital stock ranking on a parity with or junior to the Series B Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

     Whenever distributions on any Series B Preferred Shares shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of the Series B Preferred Shares, voting separately as a class with all other series of preferred shares that are on a parity with the Series B Preferred Shares and upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional members of the Board of Directors of the Corporation (the “Preferred Share Directors”) at a special meeting called by the Secretary of the Corporation upon the written request of holders of at least 10% of the outstanding Series B Preferred Shares or the holders of at least 10% of any other series of preferred shares ranking on a parity with the Series B Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or, if the request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, at the next annual meeting of shareholders, and all other members of the Board of Directors of the Corporation shall be elected by the holders of the Corporation’s Common Stock. In such case, the entire Board of Directors of the Corporation will be increased by two members. Voting rights of the holders of the Series B Preferred Shares shall continue at each subsequent annual meeting until all distributions accumulated on such Series B Preferred Shares for the past quarterly periods and the then current quarterly period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. If and when all accumulated dividends shall have been paid on such Series B Preferred Shares and all classes or series of other preferred stock, the right of the holders of the Series B Preferred Shares and the other preferred stock to elect the Preferred Share Directors shall immediately cease, and the term of office of each such director so elected shall terminate and the entire Board of Directors shall be reduced accordingly. Any Preferred Share Director may be removed otherwise than by vote of, or without cause by the vote of, the holders of a majority of the outstanding Series B Preferred Shares when they have the voting rights set forth in this Section 4(d) and all other series of preferred stock on a parity with the Series B Preferred Shares (voting as a single class). So long as the distributions remain in arrears for six or more quarterly periods, any vacancy in the office of a Preferred Share Director may be filled by written consent of the Preferred Share Directors remaining in office, or, if none remains in office, by a vote of the holders of a majority of the outstanding Series B Preferred Shares when they have the voting rights with respect to Preferred Share Directors set forth in this Section 4(d) and all other series of preferred stock on a parity with the Series B Preferred Shares (voting as a single class). The Preferred Share Directors shall each be entitled to one vote per director on any matter.

     Section 5. Redemption.

     (a) General. The Corporation may, at its option, to the extent it shall have Legally Available Funds therefor, redeem, in whole or in part, the outstanding Series B Preferred Shares, at any time on or after the date which is the fifth anniversary of the initial date of issuance of the Series B Preferred Shares. In addition, from the date of initial issuance, the Corporation, may at its option, to the extent it shall have Legally Available Funds therefore, redeem, in whole or in part, the outstanding Series B Preferred Shares, if the Board of Directors determines that such a redemption is necessary or advisable to preserve the status of the Corporation as a REIT for federal income tax purposes.

     (b) Redemption in Part. If fewer than all of the outstanding Series B Preferred Shares are to be redeemed, the shares to be redeemed will be determined pro rata or by lot as may be determined by the Board of Directors in such other manner as prescribed by the Corporation’s Board of Directors in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange on which the Series B Preferred Shares may be listed. In the event that such redemption is to be by lot, if as a result of such redemption any holder of Series B Preferred Shares would own, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code of 1986, as amended (the “Code”), as specified in the Articles, in excess of the Ownership Limit (as such term is defined in the Articles) because such holder’s Series B Preferred Shares were not redeemed, or were only redeemed in part, then the Corporation will redeem the requisite number of Series B Preferred Shares of such shareholder such that he will not own, or be deemed to own by virtue of certain attribution provisions of the Code, as specified in the Articles, in excess of the Ownership Limit subsequent to such redemption. If the Series B Preferred Shares were evidenced by a certificate prior to such partial redemption, a new certificate shall be issued representing any unredeemed Series B Preferred Shares without cost to the holder thereof.

     (c) Notice. The option of the Corporation to redeem the Series B Preferred Shares pursuant to this Section 5 shall be exercised by mailing of a written notice of election (a “Redemption Notice”) by the Corporation to the holders of the Series B Preferred Shares at such holder’s address appearing on the records of the Corporation, which notice shall be mailed at least 30 days prior to the date specified therein for the redemption of the Series B Preferred Shares. Any such notice under this Section 5(c) shall state, at a minimum, the amount of Series B Preferred Shares to be redeemed (and, if fewer than all the Series B Preferred Shares are to be redeemed, the number of shares to be redeemed from such holder) and the date on which such redemption shall occur. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been given on the date mailed, whether or not the holder receives such notice.

     (d) Redemption Price. Upon the thirtieth day following the mailing to the holder of the Series B Preferred Shares of a written notice of election pursuant to paragraph (c) above, unless the holder of the Series B Preferred Shares shall have timely converted such shares in accordance with Section 7(a), the Corporation shall be required to purchase from such holder of Series B Preferred Shares (upon surrender by such holder at the Corporation’s principal office or the office of the Transfer Agent (as hereinafter defined) of the certificate(s) representing such Series B Preferred Share(s), if any), such Series B Preferred Shares specified in the Redemption Notice, at a price equal to the product of (i) $2,500 per share plus accrued and unpaid distributions (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) and (ii) the number of Series B Preferred Shares to be redeemed as provided in the Redemption Notice (the “Redemption Price”).

     (e) Post-Redemption Rights. From and after the date on which payments provided by and in accordance with Section 5(d) are paid or made available to the holder thereof, unless the Corporation defaults in payment of the Redemption Price, all distributions on the Series B Preferred Shares designated for redemption in such notice will cease to accrue and all rights of the holders thereof (including conversion rights), except the right to receive the Redemption Price thereof (including all accrued and unpaid distributions up to the date of redemption), will cease and terminate and such shares will not thereafter be transferred (except with the consent of the Corporation) on the Corporation’s books, and such shares shall not be deemed to be outstanding for any purpose whatsoever.

     (f) Maturity. The Series B Preferred Shares shall have no stated maturity date and will not be subject to any sinking fund or mandatory redemption.

     Section 6. Liquidation Rights.

     (a) Liquidation Payment. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, then out of the assets of the Corporation before any distribution or payment to the holders of the Common Stock or any other equity securities of the Corporation ranking junior to the Series B Preferred Shares (upon liquidation, dissolution or winding up), and on a pari passu basis with the holders of the Series A Preferred Shares and any other equity securities ranking on a parity with the Series B Preferred Shares (as to preference upon liquidation, dissolution or winding up), the holders of the Series B Preferred Shares shall be entitled to be paid $2,500 per share (the “Liquidation Value”) plus accrued and unpaid distributions whether or not declared, if any (or a pro rata portion thereof with respect to fractional shares), to the date of the final distribution. Except as expressly provided in this Section 6, the holders of the Series B Preferred Shares shall be entitled to no other or further distribution and shall have no other right or claim to any remaining assets of the Corporation in connection with such liquidation, dissolution or winding up.

     (b) Pro Rata Distribution. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to the holders of Series B Preferred Shares, the Series A Preferred Shares and any other preferred shares ranking on a parity with the Series B Preferred Shares (as to preference upon liquidation, dissolution or winding up) shall be insufficient to permit payment in full to such holders the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to the holders of the Series B Preferred Shares, the Series A Preferred Shares and any other preferred shares ranking on a parity with the Series B Preferred Shares (as to preference upon liquidation, dissolution or winding up) shall be distributed among and paid to the holders of Series B Preferred Shares, the Series A Preferred Shares and any other preferred shares ranking on a parity with the Series B Preferred Shares (as to preference upon liquidation, dissolution or winding up), ratably in proportion to the respective amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

     (c) Characterization of Certain Transactions. None of a consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory share exchange by the Corporation or a sale, lease or conveyance of all or substantially all of the Corporation’s property or business shall be considered a liquidation, dissolution or winding up of the Corporation.

     Section 7. Conversion.

     (a) Conversion Rights. Subject to and upon compliance with the provisions of this Section 7, on or after the first anniversary of the initial date of issuance of the Series B Preferred Shares, a holder of Series B Preferred Shares shall have the right, at such holder’s option, to convert all or a portion of such shares into the number of shares of fully paid and non-assessable Common Stock obtained by multiplying the number of Series B Preferred Shares being converted by the Conversion Ratio (as defined below) by surrendering such Series B Preferred Shares to be converted. Such surrender shall be made in the manner provided in paragraph (b) of this Section 7; provided, however, that the right to convert shares called for redemption pursuant to Section 5 hereof shall terminate at the close of business on the twentieth calendar day following the mailing of any Redemption Notice by the Corporation, unless the Corporation shall default in making payment of the Redemption Price. The “Conversion Ratio” with respect to any Series B Preferred Shares will be equal to (i) 2,500 divided by (ii) the product obtained by multiplying 1.15 by the price of a share of the Corporation’s Common Stock as reported by the New York Stock Exchange at the close of business on the business day immediately preceding the initial date of issuance of the Series B Preferred Shares (such product being referred to herein as the “Conversion Price”), subject to adjustment as described below. Any adjustment to the “Conversion Ratio” or the “Conversion Price” shall automatically adjust the other on an equivalent basis so that the product of the two will remain at $2,500.

     (b) Manner of Conversion.

          (i) In order to exercise the conversion right, the holder of each Series B Preferred Share to be converted shall surrender to the Corporation the certificate evidencing such share, if any, duly endorsed or assigned to the Corporation or in blank, at the office of the agent or agents of the Corporation designated by the Board or their designee as transfer agent for the Series B Preferred Shares (the “Transfer Agent”), accompanied by written notice to the Transfer Agent and the Corporation that the holder thereof elects to convert such Series B Preferred Shares; provided, that if any such Series B Preferred Share is not evidenced by a certificate, then the holder of such Series B Preferred Share shall exercise the conversion right by providing only the written notice of election to the Transfer Agent and the Corporation. Unless the shares of Common Stock issuable upon conversion are to be issued in the same name as the name in which such Series B Preferred Shares are registered, each Series B Preferred Share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or such holder’s duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Corporation demonstrating that such taxes have been paid).

          (ii) As promptly as practicable after the surrender of certificates of Series B Preferred Shares and/or delivery of written notice as aforesaid, the Corporation shall issue and shall deliver at the office of the Transfer Agent to such holder, or on such holder’s written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Series B Preferred Shares (or, if such shares of Common Stock will not be evidenced by a certificate or certificates, then the Corporation shall provide written instructions to the Transfer Agent as to the number of shares of Common Stock to be registered in book entry form in such holder’s name) in accordance with the provisions of this Section 7, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided in paragraph (c) of this Section 7.

          (iii) Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which certificates for Series B Preferred Shares have been surrendered and/or such written notice received by the Transfer Agent and the Corporation as aforesaid, and the person or persons in whose name or names any shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares evidenced thereby at such time on such date, and such conversion shall be at the Conversion Ratio in effect at such time on such date unless the share transfer books of the Corporation shall be closed on that date, in which event such conversion shall have been deemed to have been effected and such person or persons shall be deemed to have become the holder or holders of record at the close of business on the next succeeding day on which such share transfer books are open, but such conversion shall be at the Conversion Ratio in effect on the date on which such shares shall have been surrendered and/or such written notice received by the Transfer Agent and the Corporation.

     (c) Fractional Shares. No fractional shares or scrip representing fractions of shares of Common Stock shall be issued upon conversion of the Series B Preferred Shares. Instead of any fractional interest in a Common Share that would otherwise be deliverable upon the conversion of Series B Preferred Shares, the Corporation shall pay to the holder of such Series B Preferred Shares an amount in cash based upon the Current Market Price on the Trading Day immediately preceding the date of conversion. If more than one Series B Preferred Share shall be surrendered for conversion at one time by a holder of Series B Preferred Shares, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series B Preferred Shares so surrendered.

     (d) Adjustment of Conversion Ratio. The Conversion Ratio shall be adjusted from time to time as follows:

          (i) Payment of Distributions; Subdivisions, Combinations, Reclassifications. If the Corporation shall, while any Series B Preferred Shares are outstanding, (A) pay or make a distribution with respect to its equity securities in Common Stock, (B) subdivide its outstanding Common Stock into a greater number of shares, (C) combine its outstanding Common Stock into a smaller number of shares or (D) issue any equity securities by reclassification of its Common Stock, the Conversion Ratio in effect at the opening of business on the day next following the date fixed for the determination of shareholders entitled to receive such distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any Series B Preferred Shares thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Series B Preferred Shares been converted immediately prior to the record date in the case of a distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment made pursuant to this subparagraph (i) shall become effective immediately after the opening of business on the day next following the record date (except as provided in paragraph (h) below) in the case of a distribution and shall become effective immediately after the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification.

          (ii) Rights, Options and Warrants. If the Corporation shall, while any Series B Preferred Shares are outstanding, issue rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for or purchase Common Stock at a price per share less than the Current Market Price on the record date for the determination of shareholders entitled to receive such rights, options or warrants, then the Conversion Ratio in effect at the opening of business on the day next following such record date shall be adjusted to equal the ratio determined by dividing (I) the Conversion Ratio in effect immediately prior to the opening of business on the day next following the date fixed for such determination by (II) a fraction, the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (B) the number of shares that the aggregate proceeds to the Corporation from the exercise of such rights, options or warrants for Common Stock would purchase at such Current Market Price, and the denominator of which shall be the sum of (A) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (B) the number of additional shares of Common Stock offered for subscription or purchase pursuant to such rights, options or warrants. Such adjustment shall become effective immediately after the opening of business on the day next following such record date (except as provided in paragraph (h) below). In determining whether any rights, options or warrants entitle the holders of shares of Common Stock to subscribe for or purchase shares of Common Stock at less than such Current Market Price, there shall be taken into account any consideration received by the Corporation upon issuance and upon exercise of such rights, options or warrants, the value of such consideration, if other than cash, to be determined by the Board of Directors. For the purposes of this subparagraph (ii), the distribution of a security, which is distributed not only to the holders of the Common Stock on the date for the determination of shareholders entitled to such distribution of such security, but also is distributed or distributable with each share of Common Stock delivered or deliverable to a person converting a Series B Preferred Share after such determination date, shall not require an adjustment of the Conversion Price pursuant to this subsection (ii); provided that on the date, if any, on which a person converting a Series B Preferred Share would no longer be entitled to receive such security with a share of Common Stock, a distribution of such securities shall be deemed to have occurred, and the Conversion Price shall be adjusted as provided in this subparagraph (ii) (and such day shall be deemed to be “the record date for the determination of shareholders entitled to receive such” distribution within the meaning of this subparagraph (ii)). In the event that any such rights, options or warrants expire unexercised or are canceled prior to exercise, the Conversion Price (if previously adjusted on account of the issuance of such rights, options or warrants) shall be adjusted so that it shall equal the price it would have been had such rights, options or warrants not been issued.

          (iii) Issuance of Securities. If the Corporation shall distribute to all holders of its Common Stock any equity securities of the Corporation (other than Common Stock) or evidence of its indebtedness or assets (excluding cash) or rights, options or warrants to subscribe for or purchase any of its securities (excluding those rights, options and warrants issued to all holders of Common Stock entitling them for a period expiring within 45 days after the record date referred to in subparagraph (ii) above to subscribe for or purchase shares of Common Stock, which rights, options and warrants are referred to in and treated under subparagraph (ii) above) (any of the foregoing being hereinafter in this subparagraph (iii) called the “Securities”), then in each such case each holder of Series B Preferred Shares shall receive concurrently with the receipt by holders of the Common Stock the kind and amount of such Securities that it would have owned or been entitled to receive had such Series B Preferred Shares been converted immediately prior to such distribution or related record date, as the case may be.

          (iv) Minimum Adjustment. No adjustment in the Conversion Ratio shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% thereof; provided, however, that any adjustments that by reason of this subparagraph (iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. Notwithstanding any other provisions of this Section 7 (including without limitation subparagraphs (i)-(iii) above), the Corporation shall not be required to make any adjustment of the Conversion Price or the Conversion Ratio for (x) shares issued upon the conversion of the Series B Preferred Shares, (y) the exercise, conversion or redemption of options existing or outstanding on the date of initial issuance of the Series B Preferred Shares, and (z) the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of distributions or interest payable on securities of the Corporation and the investment of additional optional amounts in Common Stock under such plan. All calculations under this Section 7 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be. Anything in this paragraph (iv) to the contrary notwithstanding, the Corporation shall be entitled, to the extent permitted by law, to make such reductions in the Conversion Ratio, in addition to those required by this paragraph (iv), as it in its discretion shall determine to be advisable in order that any share distributions, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase shares or securities, or a distribution of other assets (other than cash distributions) hereafter made by the Corporation to its shareholders shall not be taxable, or if that is not possible, to diminish any income taxes that are otherwise payable because of such event. Notwithstanding the foregoing, no adjustment shall be made with respect to grants of, or the exercise, conversion or redemption of, any options, restricted stock or other rights to receive equity securities of the Corporation pursuant to the terms of any of the Corporation’s employee benefit plans.

     (e) Adjustment of Conversion Ratio Upon Certain Transactions. If the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, self tender offer for all or substantially all of the shares of Common Stock, sale of all or substantially all of the Corporation’s assets or recapitalization of the Common Stock and excluding any transaction as to which subparagraph (d)(i) of this Section 7 applies) (each of the foregoing being referred to herein as a “Transaction”), in each case as a result of which Common Stock shall be converted into the right to receive shares, stock, securities or other property (including cash or any combination thereof), each Series B Preferred Share that is not converted into the right to receive shares, stock, securities or other property in connection with such Transaction shall thereafter be convertible into the kind and amount of shares, stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one Series B Preferred Share was convertible immediately prior to such Transaction, assuming such holder of shares of Common Stock (i) is not a person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an affiliate of a Constituent Person and (ii) failed to exercise his or her appraisal rights or rights of election, if any, as to the kind or amount of shares, stock, securities and other property (including cash) receivable in such Transaction. The Corporation shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this paragraph (e), and it shall not consent or agree to the occurrence of any Transaction until the Corporation has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Series B Preferred Shares that will contain provisions enabling the holders of the Series B Preferred Shares that remain outstanding after such Transaction to convert into the consideration received by holders of shares of Common Stock at the Conversion Ratio in effect immediately prior to such Transaction.

     (f) Notice of Certain Events. If:

          (i) the Corporation shall declare a distribution on the Common Stock (other than in cash out of the total equity applicable to Common Stock, including revaluation equity, less the amount of stated capital attributable to Common Stock, determined on the basis of the most recent annual consolidated cost basis and current value basis and quarterly consolidated balance sheets of the Corporation and its consolidated subsidiaries available at the time of the declaration of the distribution); or

          (ii) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants; or

          (iii) there shall be any reclassification of the Common Stock (other than any event to which subparagraph (d)(i) of this Section 7 applies) or any consolidation or merger to which the Corporation is a party and for which approval of any shareholders of the Corporation is required, or a statutory share exchange, or self tender offer by the Corporation for all or substantially all of its outstanding Common Stock or the sale or transfer of all or substantially all of the assets of the Corporation as an entity for which approval of any shareholder of the Corporation is required; or

          (iv) there shall occur the involuntary or voluntary liquidation, dissolution or winding up of the Corporation;

     then the Corporation shall cause to filed with the Transfer Agent and shall cause to be mailed to the holders of Series B Preferred Shares, at the address as shown on the share records of the Corporation, as promptly as possible, but at least 15 Business Days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such distribution or rights or warrants are to be determined; provided, however, that no such notification need be made in respect of a record or determination date for a distribution or grant of rights unless the corresponding adjustment in the Conversion Price would be an increase or decrease of at least 1%; or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in this Section 7.

     (g) Notice of Adjustment of Conversion Ratio. Whenever the Conversion Ratio is adjusted as herein provided, the Corporation shall promptly file with the Transfer Agent an officer’s certificate setting forth the adjusted Conversion Ratio and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after delivery of such certificate, the Corporation shall prepare a notice setting forth the adjusted Conversion Ratio and the effective date of such adjustment and shall mail such notice of such adjustment of the Conversion Ratio to the holders of the Series B Preferred Shares at such holders’ last address as shown on the share records of the Corporation.

     (h) Timing of Adjustment. In any case in which paragraph (d) of this Section 7 provides that an adjustment shall become effective on the day next following the record date for an event, the Corporation may defer until the occurrence of such event (A) issuing to the holder of Series B Preferred Shares converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount of cash in lieu of any fraction pursuant to paragraph (c) of this Section 7.

     (i) No Duplication of Adjustments. There shall be no adjustment of the Conversion Ratio in case of the issuance of any equity securities of the Corporation in a reorganization, acquisition or other similar transaction except as specifically set forth in this Section 7. If any action or transaction would require adjustment of the Conversion Ratio pursuant to more than one paragraph of this Section 7, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value. Notwithstanding the foregoing, the provisions of this Section 7 shall similarly apply to successive transactions giving rise to any such adjustment.

     (j) Other Adjustments to Conversion Ratio. If the Corporation shall take any action affecting the Common Stock, other than action described in this Section 7, that would materially adversely affect the conversion rights of the holders of the Series B Preferred Shares or the value of such conversion rights, the Conversion Ratio for the Series B Preferred Shares may be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors, in its sole discretion, may determine to be equitable in the circumstances.

     (k) Reservation, Validity, Listing and Securities Law Compliance With Respect to Common Stock.

          (i) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock for the purpose of effecting conversion of the Series B Preferred Shares, the full number of shares of Common Stock deliverable upon the conversion of all outstanding Series B Preferred Shares not theretofore converted. Before taking any action which would cause an adjustment in the Conversion Ratio such that shares of Common Stock issuable upon the conversion of Series B Preferred Shares would be issued below par value of the shares of Common Stock, the Corporation will take any action which may, in the opinion of its counsel, be reasonably necessary in order that the Corporation may validly and legally issue fully-paid and nonassessable shares of Common Stock at such adjusted Conversion Ratio.

          (ii) The Corporation covenants that any shares of Common Stock issued upon the conversion of the Series B Preferred Shares shall be validly issued, fully paid and non-assessable.

          (iii) The Corporation shall endeavor to list the shares of Common Stock required to be delivered upon conversion of the Series B Preferred Shares, prior to such delivery, upon the primary national securities exchange, if any, upon which the outstanding shares of Common Stock are listed at the time of such delivery.

          (iv) Prior to the delivery of any securities that the Corporation shall be obligated to deliver upon conversion of the Series B Preferred Shares, the Corporation shall endeavor to comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

     (l) Transfer Taxes. The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property on conversion of the Series B Preferred Shares pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of the Series B Preferred Shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or established, to the reasonable satisfaction of the Corporation, that such tax has been paid.

     (m) Certain Defined Terms. The following definitions shall apply to terms used in this Section 7:

          (i) “Current Market Price” per share of Common Stock on any date in question for the purpose of any computation under this Section 7, shall be deemed to be the average of the daily closing prices, as reported on the New York Stock Exchange (or such other primary exchange on which the Common Stock of the Corporation may be traded) for the five consecutive Trading Days preceding such date in question.

          (ii) “Trading Day” shall mean a day on which shares of Common Stock are traded on the New York Stock Exchange.

     Section 8. Miscellaneous.

     (a) Exchange or Market Transactions. Nothing in these Articles shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system.

     (b) Severability and Headings. If any provision of these Articles or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

     (c) Mailings. All mailings shall be made by overnight United States mail or by another overnight courier service.

     (d) Reacquired Shares. Any Series B Preferred Shares purchased or otherwise acquired by the Corporation shall upon their cancellation become authorized but unissued preferred shares and may be classified again and reissued as part of a new series or class of preferred shares to be created by the Board pursuant to its power contained in the Articles, subject to conditions and restrictions on issuance set forth herein.

     (e) Exclusion of Other Rights. The Series B Preferred Shares shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Articles and these Articles Supplementary. No holder of the Series B Preferred Shares shall be entitled to any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

     SECOND: The Series B Preferred Shares have been classified and designated by the Board under the authority contained in the Articles.

     THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

     FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

     FIFTH: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

     IN WITNESS WHEREOF, Commercial Net Lease Realty, Inc. has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested by its Secretary on this 13th day of August, 2003.

COMMERCIAL NET LEASE REALTY, INC

By:	/s/ Gary M. Ralston
Name: Title:	Gary M. Ralston President

ATTEST:

By:	/s/ Kevin B. Habicht
Name: Title:	Kevin B. Habicht Assistant Secretary

[Corporation Seal]